Filed by Plum III Merger Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Plum Acquisition Corp. III

(Commission File No. 001-40677)

This filing relates to the proposed transaction pursuant to the terms of that certain Business Combination Agreement, dated as of August 22, 2024, by and among Plum Acquisition Corp. III, a Cayman Islands exempted company (“Plum”), Plum III Amalco Corp., a corporation formed under the Laws of the Province of British Columbia and a direct, wholly owned subsidiary of Plum (“Amalco”), Plum III Merger Corp., a corporation formed under the Laws of the Province of British Columbia (“Pubco”), and Tactical Resources Corp., a corporation formed under the Laws of the Province of British Columbia (“Tactical”) (the “Business Combination Agreement”), pursuant to which, and subject to the terms and conditions of the Business Combination Agreement, (a) Plum shall change its jurisdiction of incorporation by transfer by way of continuation from the Cayman Islands to the Province of British Columbia, Canada (the “Domestication”); (b) following the Domestication and at the closing of the Transactions (the “Closing”), Plum and Pubco shall amalgamate pursuant to a Plan of Arrangement under the Business Corporations Act of British Columbia (“BCBCA”) to form one corporate entity, except that the legal existence of Pubco will not cease and Pubco will survive the amalgamation (the “SPAC Amalgamation”); and (c) immediately following the SPAC Amalgamation, Tactical and Amalco shall amalgamate (the “Tactical Amalgamation” and, together with the SPAC Amalgamation, the “Amalgamations”) pursuant to a Plan of Arrangement under the BCBCA, except that the legal existence of the Tactical will not cease and the Tactical will survive the amalgamation as a direct, wholly owned subsidiary of Pubco.

On November 13, 2024, Plum published the following presentation:

Investor Presentation November 2024

Disclaimer 2 This investor presentation (together with oral statements made herewith, this "Presentation") is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the "Business Combination") among Plum Acquisition Corp. III, a Cayman Islands exempted company (the "Company"), Plum III Merger Corp. , a corporation formed under the laws of the Province of British Columbia ("Pubco"), and Tactical Resources Corp., a corporation formed under the laws of the Province of British Columbia ("Tactical" and together with the Company and Pubco, the "Parties"). The information contained herein does not purport to be all-inclusive, and none of the Company, Pubco, Tactical or Cohen Company Capital Markets, a division of J.V.B. Financial Group, LLC ("Cohen"), nor any of their respective affiliates, control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. No part of this Presentation should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any investment decision. The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation (including, without limitation, Cohen or any of its affiliates, control persons, officers, directors or employees) in making any investment, or decision to invest or not to invest, in the Company, Pubco or Tactical or in connection with the Business Combination. None of the Company, Pubco, Tactical or Cohen, nor any of their respective affiliates, control persons, officers, directors, employees or representatives, shall be liable to the reader for any information set forth herein or any action taken or not taken by any reader, including any investment, or decision to invest or not to invest, in the Company, Pubco or Tactical or in connection with the Business Combination. This Presentation contains proprietary and confidential information of the Parties and shall remain the property of the Parties. The reader agrees, by accepting delivery of this Presentation, to not use this Presentation or its contents for any purpose other than as expressly authorized by the Parties. The reader also acknowledges that the information contained in this Presentation is preliminary in nature and is subject to change, and any such changes may, individually or in the aggregate, be material. The Parties reserve the right to update or supplement any information contained in this Presentation but expressly disclaim any obligation to do so. Additional Information In connection with the Business Combination, the Parties have prepared, and Pubco filed with the U.S. Securities and Exchange Commission (the "SEC"), a registration statement on Form F-4 (the "Registration Statement"). The Registration Statement contains a preliminary proxy statement/prospectus of Pubco, and after the Registration Statement is declared effective, the Company will mail the Registration Statement containing a definitive proxy statement/prospectus relating to the Business Combination to its shareholders and Tactical will prepare and mail an information circular relating to the Business Combination to its shareholders. This Presentation does not contain all of the information that should be considered concerning the Business Combination and is not a substitute for any proxy statement, registration statement, proxy statement/prospectus, information circular or other documents the Company, Pubco or Tactical may file with the SEC or the Canadian Securities Administrators (the "CSA") from time to time in connection with the Business Combination. INVESTORS AND SECURITY HOLDERS IN THE COMPANY AND TACTICAL AND ALL OTHER INTERESTED PARTIES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS FILED BY THE COMPANY, PUBCO OR TACTICAL WITH THE SEC OR THE CSA IN CONNECTION WITH THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders in the Company and Tactical and all other interested parties will be able to obtain free copies of the Registration Statement and other documents filed by the Company, Pubco or Tactical with the SEC through the website maintained by the SEC at www.sec.gov and with the CSA through SEDAR+ at www.sedarplus.ca. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. No Offer or Solicitation This Presentation does not constitute (a) a solicitation of a proxy, consent, vote, approval or authorization with respect to any securities or in respect of the Business Combination, (b) an offer to sell, the solicitation of an offer to buy any securities or a recommendation to purchase any securities or (c) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Participants in Solicitation The Company, Pubco and Tactical, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about the directors and executive officers of the Company can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on July 1, 2024. Information about the directors and executive officers of Tactical can be found in its Management Information Circular dated October 26, 2023, which was filed with the CSA on November 11, 2023. Information regarding the persons who may, under the rules of the SEC or the CSA, be deemed participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials when they are filed with the SEC or the CSA. These documents can be obtained free of charge from the sources indicated above. Forward Looking Statements This Presentation contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by words such as "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "potential," "predict," "may," "might," "could," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions and each of their respective negative forms. These forward-looking statements include, but are not limited to, statements regarding Tactical's business; the expected timing of the completion or benefits of the Business Combination or the likelihood or ability of the Parties to successfully complete the Business Combination; the implied enterprise value of Tactical; the Company's or Tactical's estimates of expenses and profitability; expectations with respect to future operating and financial results for Pubco and Tactical; the expected ownership structure of Pubco; the effects of regulations; planned products and services; business strategy and plans; objectives of management of the Parties for future operations; market size and growth opportunities; competitive position; and technological and market trends. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Tactical's and the Company's management, and are not predictions of actual performance or results. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and are subject to inherent risks and uncertainties that may cause Tactical's, Pubco's or the Company's activities or results to differ significantly from those expressed in any forward-looking statement, including: (a) changes in domestic and foreign business, market, financial, political and legal conditions; (b) the likelihood of completion of the Business Combination, including the risk that the Business Combination may not close due to one or more closing conditions set forth in the definitive written agreement providing for the Business Combination not being satisfied or waived on a timely basis or otherwise, or that the required approvals of the shareholders of the Parties, or any applicable regulatory approvals, may not be obtained; (c) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Tactical's or the Company's securities; (d) the outcome of any legal proceedings that may be instituted against the Parties, or any of their respective directors or executive officers, following the announcement of the Business Combination; (e) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining applicable regulatory approvals for the Business Combination; (f) failure to realize the anticipated benefits of the Business Combination; (g) the potential inability to consummate any PIPE financing on terms or in amounts satisfactory to the Parties; (h) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive written agreement providing for the Business Combination; (i) the ability of Pubco to meet stock exchange listing standards following the consummation of the Business Combination; (j) the ability of the Company and Tactical to meet stock exchange listing standards prior to the completion of the Business Combination; (k) the effect of the announcement or pendency of the Business Combination on the market price of securities, business relationships, operating results, current plans and operations of Tactical or the Company; (l) risks related to the rollout of Tactical's business and the timing of expected business milestones; (m) the effects of competition of the Business Combination on Tactical's or Pubco's business and operations; (n) supply shortages in the materials necessary for Tactical's business; (o) delays in construction and operation of facilities; (p) the amount of redemption requests made by the Company's public shareholders; (q) changes in applicable laws or regulations; (r) risks relating to the viability of Tactical's growth strategy, including related capabilities and ability to execute on its business strategy; (s) the Parties' estimates of growth and projected financial results and meeting or satisfying the underlying assumptions with respect thereto; (t) the possibility that the Parties may be adversely affected by other economic, business, and/or competitive factors, or adverse macroeconomic conditions, including inflation, supply chain delays and increased interest rates; (u) the potential disruption of Tactical's management's time from ongoing business operations due to the Business Combination; (v) the potential occurrence of a materially adverse change with respect to the financial position, performance, operations or prospects of Tactical or the Company; (w) costs related to the Business Combination; and (x) other risks and uncertainties described from time to time in filings by the Parties with the SEC or the CSA, or otherwise made available to interested parties in connection with the Business Combination.

Disclaimer 3 The foregoing list is not exhaustive, and new risks may emerge from time to time . If any of these risks materialize or the Parties’ assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements . Many factors could cause actual future events to differ materially from the forward - looking statements in this report . There may be additional risks that neither Tactical nor the Company presently know or that Tactical and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Reports on Form 10 - K, Quarterly Reports on Form 10 - Q, and other documents filed by the Company from time to time with the SEC and by Tactical from time to time with the CSA . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . Forward - looking statements speak only as of the date they are made . Readers are cautioned not to put undue reliance on forward - looking statements, and Tactical and the Company assume no obligation to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise, except as required by law . Neither Tactical nor the Company gives any assurance that Pubco or Tactical will achieve its expectations . Financial Information Unless otherwise specified, the financial information and data contained in this Presentation is unaudited, does not conform to SEC requirements (including Regulation S - X), and is subject to Public Company Accounting Oversight Board audit, with respect to yearly data, and subject to auditor review, with respect to quarterly data . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement . You should review the Company’s and Tactical’s audited financial statements, which will be included in the Registration Statement . Non - GAAP Financial Measures This Presentation includes financial measures which are not presented in accordance with generally accepted accounting principles (“GAAP”) . Non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Tactical’s financial results . You should be aware that the presentation of these measures in this Presentation may not be comparable to similarly titled measures used by other companies . Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP . The Parties believe that non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Tactical’s financial condition and results of operations . The Parties believe that the use of non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Tactical’s financial measures with other similar companies . Non - GAAP financial measures are subject to inherent limitations as they reflect the exercise in judgments by management about which expenses and income are excluded or included in determining these non - GAAP financial measures . A reconciliation of projected non - GAAP financial measures has not been provided and is unable to be provided without unreasonable effort because certain items excluded from these non - GAAP financial measures cannot be reasonably calculated or predicted at this time . For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results . Financial Forecast Information Neither the Company’s nor Tactical’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to such information for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation . Such information constitutes forward - looking statements and should not be relied upon as being necessarily indicative of future results . In this Presentation, certain of the above - mentioned financial forecast information has been provided for purposes of providing comparisons with historical data . The assumptions and estimates underlying the financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial forecast information . Accordingly, there can be no assurance that such information is indicative of the future performance of Pubco or Tactical, or that actual results will not differ materially from those presented in such information . Inclusion of the financial forecast information in this Presentation should not be regarded as a representation by any person that the results contained in such information will be achieved . Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Tactical and other companies which are the property of their respective owners . Solely for convenience, the trademarks, service marks, trade names and copyrights in this Presentation may be listed or displayed without the , ℠ , ©, or ® symbols, but such references are not intended to indicate, in any way, that each respective party will not assert, to the fullest extent under applicable law, its right or the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights . The use or display of any third party’s trademarks, service marks, trade names or copyrights in this Presentation is not intended to, and does not imply, a relationship with Tactical or an endorsement or sponsorship by or of Tactical .

Today’s Presenters 4 Jeet Basi President & Executive Chairman Tactical Resources Ranjeet Sundher Chief Executive Officer & Director Tactical Resources Steven Handwerker Chief Financial Officer Plum Acquisition Corp. III Kanishka Roy Chief Executive Officer Plum Acquisition Corp. III Select Company Experience

Key Investment Highlights 5 Rare Earth Elements (REEs) Mining Asset and Company Strong position with geographic focus in the U.S. Significant Geo - Political and Supply Implications Enabling reduced dependence on China for REEs, critically needed for semiconductors, electric vehicles, advanced robotics, and most importantly, national defense Existing Operational Mine in Texas with Proven REEs Tailings Already Extracted Demonstrated testing results showcase potential future success Strong and Compelling Financial Upside Based on established precedents and low initial capital expenditures to get to initial production Dedicated Management Team with Proven Track Record Deep industry experience and substantial sector expertise

Tactical Resources Overview Introduction Video

Geopolitical Elements Underscore the Importance of REEs

U.S. Department of Defense Looks to Establish 'Mine-to-Magnet' Supply Chain For Rare Earth Materials

Rare Earth Elements Usage by Select Military Weapon Systems[1]



F-35

~900 Pounds



Arleigh Burke DDG-51 Destroyer

~5,200 Pounds



Virginia Class Submarine

~9,200 Pounds

Significant Government Support to Secure Critical Metals

2018 — The **Department of the Interior**[2] classified REEs as critical minerals

2019 — President Biden declared REEs production "essential to the national defense" under Section 303 of the **Defense Production Act**[3]

2020 — **American Energy Innovation Act**[4] includes "responsible production of domestic resources to meet critical mineral needs"

2022 — **Inflation Reduction Act**[5] creates specific incentives and allocations for domestic production of critical elements

(1) U.S. Department of Defense, "DOD Looks to Establish 'Mine-to-Magnet' Supply Chain for Rare Earth Materials", 2024.
(2) Final List of Critical Minerals 2018, Notice by the Interior Department, 2018.
(3) Biden Invokes Cold War Statute to Boost Critical Mineral Supply, New York Times, 2022.
(4) Murkowski, Manchin Introduce American Energy Innovation Act, Energysenate.gov, 2020.
(5) Inflation Reduction Act of 2022 – Department of Energy – 2022.

TACTICAL

7

Significant Global Demand for Rare Earth Elements

The Register

Beijing says state owns China's rare earth metals

July 1, 2024

MIT Technology Review

The race to produce rare earth elements

January 5, 2024

U.S. DEPT OF DEFENSE

DOD Looks to Establish 'Mine-to-Magnet' Supply Chain for Rare Earth Materials

March 11, 2024

WSJ

The U.S. Wants a Rare-Earths Supply Chain. Here's Why It Won't Come Easily

April 25, 2023

Global Demand for NdFeB Magnets is Expected to Grow Dramatically[1]



(Thousands, in Tonnes)
119
387
750
2020A
2030E
2050E

USA's Reliance on China for REEs Imports[2]

2021 Supplier Distribution for Rare Earth Element Imports



China
Other
20%
80%

Over 40 Kilotons of Unmet REEs Demand Forecasted by 2035[3]

Estimated Demand for Neodymium and Praseodymium Oxides



(in Kilotons)
Primary Supply (Existing and Likely Additional Supply)
Secondary Supply
Unmet Demand
86
24
62
107
28
78
162
20
36
106
221
40
42
139
2021A
2025E
2030E
2035E

(1) Federal Register, "Publication of a Report on the Effect of Imports of Neodymium-Iron-Boron (NdFeB) Permanent Magnets on the National Security: An Investigation Conducted Under Section 232 of the Trade Expansion Act of 1962, as Amended", 2023.
(2) Kleinman Center, "The Not-So-Rare Earth Elements: A Question of Supply and Demand", 2021.
(3) Detry, et al. BCG "Five Steps for Solving the Rare-Earth Metals Shortage", 2023.

TACTICAL 8

Rare Earth Elements Power Our Modern Economy 9 • Rare Earth Elements are a group of 17 elements that are critical for modern technologies • China produces ~70% of global Rare Earth Elements causing North America to have a vulnerability and over - reliance on this supply chain (1) • Canada and U.S. have designated Rare Earth Elements as critical minerals and in February 2021, an executive order was signed to secure the U.S. domestic supply chain • Bipartisan legislation was introduced in the U.S. Senate in January 2022 to force defense contractors to stop buying Rare Earth Elements from China by 2026 NORTH AMERICA NEEDS AN ALTERNATIVE SOURCE OF RARE EARTH ELEMENTS (1) USGS - Mineral Commodity Summaries 2024, page 145. (2) Chart - U.S. Geological Survey, Mineral Commodity Summaries, January 2023. Rare Earth Elements serve as indispensable components in a wide range of industries Rare Earth Elements are Critical to the Economy China’s Share of U.S. Rare Earth Elements Imports 1,000 11,940 2,800 25,590 5,400 29,000 12,000 2,300 82,000 14,000 94% Yttrium Rare Earths compounds and metals Bismuth Antimony Arsenic Germanium Gallium Barite Graphite natural Tungsten 74% 65% 63% 57% 54% 53% 38% 33% 29% Total U.S. Imports In metric tons (2)

Tactical’s Key Strategic Corporate Pillars 10 Unlocking Clean - Tech REEs Solutions is critical for securing North America’s Strategic Future U.S. Focused Texas based projects for increased American supply Clean Processing Clean - tech driven with a focus on reducing carbon footprint and water consumption Advanced Projects Projects with potential short - term and fast - tracked production optionality

Texas Based & 100% North American Rare Earth Elements 11 (1) Railroad Commission of Texas Data 2018 - 2024.. Mining Friendly Texas Over 50,000 Permits Granted in the Last 6 Years (1) Neighboring Round Top Project 2 Miles Away from Peak Project Extensive Infrastructure Easy Highway and Rail Line Access U.S. Focus Strategic Site Location 286 Acres 3 Mining Leases

Peak Project - Sierra Blanca Quarry Overview

Significant Existing Infrastructure Supports Near-Term Production Potential

— Only One Step Left Until We Can Extract And Produce Rare Earth Materials —

SBQ Flow Sheet



Mining
Loading
Hauling
1° Crush
2° Crush
oversize
2" Screen
undersize
¾" Screen
Coarse Stockpile
Coarse Aggregate Sold as Railway Ballast Revenue Stream for SBQ
Long-term Storage Zero-Value for SBQ Feedstock for Tactical
Fines Stockpile
Tactical's Processing Plant

SBQ Active Operations



Currently In-Place

Potential Future Development

TACTICAL

12

Peak Project – Clean Processing Potential

Direct-Leach-Extraction Amenability Simplifies Overall Processing

Initial Extraction Results

- Three composite samples, 30- & 60-micron grind size targets
- Assessment of direct leach amenability and maximum extraction potential
- Initial Total Rare Earth Element (TREE) plus Yttrium (Y) extraction levels ranging from 88% - 93%
- Only one of a few extremely rare hard rock direct-to-leach projects in the world
- Test work Qualified Person (QP) verified

Process Comparison



Crushing
Grinding
Flotation
Filter Press
Concentrate
Rotary Kiln
Leach
Filter
Rare Earth Solutions
Purification
Solids
Solvent Extraction
Precipitation
Filter
Product Finishing
Mixed Rare Earth Product

Traditional Rare Earths Processing



Prepared Feedstock
Direct Leach
Upgrading & Purification
Precipitation & Drying
Mixed Rare Earth Product

TACTICAL

Potential Peak Project Rare Earths Processing

Note: For illustrative purposes only; actual boundaries may vary.
The Qualified Person as defined by NI 43-101 is Norman Chow, P. Eng., a consultant for Tactical Resources who has reviewed and approved, the technical metallurgical information in this presentation.
The Qualified Person as defined by NI 43-101 is Roy Eccles, P. Geo, a consultant for Tactical Resources who has reviewed and approved, the technical geological information in this presentation.

TACTICAL
13

Project Timeline Expectations

Complete → **In Progress** → **Future Workflow**

Legal due diligence and commercial discussions
- Preliminary quarry tailings offtake
- Verification
- Sampling
- Survey of materials

Initiated Technical Workplan
- Engage metallurgical consultant & lab
- Amended tailings offtake and quarry purchase agreement

43-101 Completed
- Compilation of initial metallurgical results
- Geology results
- Independent QP's

Initial Scoping Study – Peak Project
- Initial independent scoping study compiling metallurgy, geology & initial project value pathways

Preliminary Economic Assessment PEA/PFS
- Pilot testing
- Unit economics
- Flowsheet optimization
- Initial production models

Design & Engineering
- Demo plant construction
- De-risking, execution decision

Plant Construction
- Plant construction and plant commissioning

Start-Up Facility
- Commercialization

TACTICAL

14

Transaction & Valuation Overview

Illustrative Transaction Overview Transaction Highlights Deal Structure • Tactical Resources shareholders rolling 100% of their equity and are expected to have a pro - forma equity ownership of 80.5% Valuation • Transaction implies $602M pro - forma fully - diluted enterprise value – Tactical Resources implied pre - money equity value of $500M Financing • SPAC Sponsor intends to help raise up to $30M through a mix of available financing sources Pro - Forma Ownership (2) Implied Sources & Uses Pro - Forma Ownership 1 2 ($ Millions) Uses $500.0 Equity to Tactical Resources Cash to Balance Sheet Transaction Expenses $530.0 Total Pro - Forma Valuation 62.1 PF Shares Outstanding 10.0 Share Price 621.3 PF Equity Value (19.5) ( - ) PF Net Debt (1) 601.8 PF Enterprise Value 1 2 3 ($ Millions) Sources $500.0 Tactical Resources Rollover Equity $30.0 SPAC Cash and Available Financing Sources $530.0 Total 16 $ Millions, except for Share Price % Own. Shares (Million) 80.5% 50.0 Equity to Tactical Resources 4.8% 3.0 SPAC Shareholders and Available Financing Investors 12.8% (3) 7.9 SPAC Sponsor 1.9% 1.2 (4) Capital Advisors Assumptions: • Assumes company is delivered on a cash free, debt free basis. • 62.1M pro - forma shares outstanding at $10.00 per common share. • Transaction expenses are an estimate and subject to change. (1) Net debt of ($19.5M) assumes the company is delivered on a cash free, debt free basis and receives $19.5M of proceeds from this transaction. (2) Excludes impact of public and private placement warrants (struck at $11.50); excludes shares and options to be issued as part of a new long term incentive plan. (3) Includes 2M escrowed shares that will be used to incentivize investors or forfeited. (4) Tactical will issue 1.2 million shares to its investment bankers in connection with the Transactions. 4 3 4

$602 $4,953 $3,077 $1,697 $645 $494 $237 $0 $1,000 $2,000 $3,000 $4,000 $5,000 $6,000 Source: Bloomberg Data as of 11/05/2024. Select Comparables – REE Assets 17 Market Capitalization ($M) Developers Producers

㾐 㾐 㾐 Strong Jurisdiction 㾐 X 㾐 Simple Metallurgy 㾐 X 㾐 Simple Geology X 㾐 㾐 Existing Infrastructure X 㾐 㾐 Initial Operating Permits X 㾐 㾐 Feedstock Supply X 㾐 㾐 Active Mining Site Valuation Benchmarking – Comparable Assets 18 Source: Pitchbook Data as of 8/21/2024..

Tactical Resources Highlights 19 68 Miles Southeast of El Paso, Texas Company Background Location Overview Peak Project Vancouver, Canada Headquarters 2021 Signed Agreement on Peak Project 2022 Completed Peak NI 43 - 101 / SK - 1300 Technical Report Live Mining Operations Sierra Blanca Quarry Site Prolific Address Sierra Blanca Geologic Complex Rare Hard Rock Direct - to - Leach Project Initial Quarry Operating Permits In Place Extensive Infrastructure Including Highway & Railway

Key Takeaways 20 Rare Earth Elements (REEs) Mining Asset and Company Strong position with geographic focus in the U.S. Significant Geo - Political and Supply Implications Enabling reduced dependence on China for REEs, critically needed for semiconductors, electric vehicles, advanced robotics, and most importantly, national defense Existing Operational Mine in Texas with Proven REEs Tailings Already Extracted Demonstrated testing results showcase potential future success Strong and Compelling Financial Upside Based on established precedents and low initial capital expenditures to get to initial production Dedicated Management Team with Proven Track Record Deep industry experience and substantial sector expertise

Q & A Session Thank You

Appendix

Experienced Management Team 23 Kuljit (Jeet) Basi President & Executive Chairman Alnesh Mohan Chief Financial Officer Ranjeet Sundher Chief Executive Officer & Director • Extensive background with 25+ years of experience successfully developing private and public companies in the technology, mining, resource, and software space • Established mining industry professional with 15+ years of technical leadership experience in global mining companies • Previously served as Senior Advisor, Newmont North America • Seasoned professional with 20+ years of experience in finance and executive roles across multiple public and private companies with an extensive background as the CFO of multiple public mining operations

Rare Earth Elements Overview 24 Compositio n End Markets (3) Cerium (Ce) Lanthanum (La) Neodymium (Nd) Praseodymium (Pr) Samarium (Sm) Europium (Eu) • Light rare earths represent the lanthanides, the rare earth elements with the chemical group with the lowest atomic numbers ‒ Used in cell phones, electric cars, medical equipment, wind turbines, data storage systems, permanent magnets, etc. (1) • Heavy rare earth metals are less common and many of the elements within the group face shortages as demand outpaces supply (2) ‒ Used in hybrid cars, fiber optics, and medical devices (1) Ytrrium (y) Dysprosium (Dy) Gadolinium (Gd) Erbium (Er) Ytterbium (Yb) Holmium (Ho) Terbium (Tb) Lutetium (Lu) Thulium (Tm) (1) Rare Earth Metals: Heavy vs. Light (Investing News – Rare Earth Investing News). (2) The Not - So - Rare Earth Elements: A Question of Supply and Demand - Kleinman Center for Energy Policy, 2021. (3) An Elemental Issue – The United States Army, 2019. LIGHT HEAVY

U.S. Based Operations Create Significant Advantages

Department of Defense

~$450M in Grants Since 2020

"DOD's strategic investments are…a clear signal to private capital that the time is right to build additional resiliency." – Acting Deputy Secretary of Defense for Industrial Base Resilience[(1)]

Department of Energy

~$41M in Grants Since 2021

"The nation's domestic supply of these critical minerals…is not only essential to the way we live, but fuels America's economic growth." – U.S. Department of Energy Office of FECM[(2)]

U.S. Congress

Bipartisan Support & Legislation

"The production of Rare Earth Elements will spur new economic opportunities for American workers while enhancing national security." – Representative Guy Reschenthaler (PA-14)[(3)]

Key Benefits of Reduced Dependence on China's REEs Supply[(4)]

- More Secure, Independent Supply Chains
- Insulation From Foreign Export Controls
- Domestic Satisfaction of Mineral Demand for Key U.S. Sectors
- Diminished Chinese Pricing Power

TACTICAL

(1) U.S. Department of Defense, "DOD Looks to Establish 'Mine-to-Magnet' Supply Chain for Rare Earth Materials, 2024.
(2) Department of Energy Office of Fossil Energy and Carbon Management, Developing a Domestic Supply of Critical Minerals and Materials, 2024.
(3) Congressman Eric Swalwell, "Swalwell and Reschenthaler Introduce Bill to Incentivize American-Made Rare Earth Magnets Critical for a Modern, Clean Energy Economy", 2021.
(4) Carnegie Endowment For International Pace, "The U.S. Military and NATO Face Serious Risks of Mineral Shortages", 2024.

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Sierra Blanca Site Overview 26 • Agreement with the Sierra Blanca Quarry (SBQ) that allows, for a fee, access to and a right of first purchase option to tailings material potentially enriched with REEs on the Sierra Blanca property, in addition to acquisition optionality of the broader all - encompassing SBQ mining lease including the quarry operations • Sierra Blanca Quarry is currently operational and produces ballast (fill) material for the Union Pacific railway • The current Peak project plan consists of advancing a sampling and testing program to evaluate Rare Earth Elements opportunity potential • The Peak Project and Round Top are in the same geological complex 286 Acres 3 Mining Leases Key Highlights Key Stats

Sierra Blanca Quarry Overview (Cont.) 27 Existing Fines Stockpiles Fines from Ongoing Active - Cut Operations Entire SBQ Operation & Mining Lease Note: For illustrative purposes only; actual boundaries may vary. Disciplined 3 - tiered purchase agreement has potential to deliver progressive value

Peak Project Overview

Peak is one of only a few rare earth hard rock Direct-Leach-Extractable projects in the world

Overview

- Located 68 miles southeast of El Paso, Texas and two miles southeast of the Round Top Rare Earth Elements project, operated by USA Rare Earth
- Found within the active Sierra Blanca Quarry (SBQ)
- Agreement in place with SBQ
  - Can extract from already mined tailings
  - Exclusive option to purchase all interests in the mining lease for the Peak Project
- The Peak Project is located on the northwest side of the Sierra Blanca laccolith which is composed primarily of Tertiary rhyolite porphyry; the Rare Earth Elements minerals occur within biotite in the rhyolite units

The Sierra Blanca range is a series of five volcanic peaks, or domes, of peraluminous rhyolite and rhyolite porphyry laccoliths emplaced in the western calc-alkalic side of the Trans-Pecos Magmatic Province[1]



Little Round Top
Round Top
Little Blanca
Triple Hill
Sierra Blanca
Quitman Mountains
Texan Mountain
Rock Units
Quaternary
Tertiary
Cretaceous
Alluvium deposits
Igneous intrusive rocks
Undivided sedimentary
Campagrande Formation
Buda Limestone
Cox Sandstone
Etholen Conglomerate
Finlay Formation

(1) Source: Cyprus Sierra Blanca, Inc. (1988).

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Sampling Results 29 Note: For illustrative purposes only; actual boundaries may vary. The Qualified Person as defined by NI 43 - 101 is Norman Chow, P. Eng., a consultant for Tactical Resources who has reviewed and approved, the technical metallurgical information in this presentation. The Qualified Person as defined by NI 43 - 101 is Roy Eccles, P. Geo, a consultant for Tactical Resources who has reviewed and approved, the technical geological information in this presentation. 40 Field Samples Collected Across SBQ Property, PK - 1 to PK - 40 Key Highlights • Comprehensive sampling campaign for initial assessment of metal content and variability • Broad sampling coverage balanced with detailed analyses methodology • Geologically and spatially robust • Covered key areas of existing quarry operations • Qualified Person (QP) verified

Key Takeaways from Initial Testing 30 • Enriched quantities of almost all REEs detected in every sample • Extremely low sample to sample Rare Earth Elements grade variability • Highly homogenous mineralization and metal distribution • Low Thorium and Uranium content • Qualified Person (QP) verified Rare Earth Elements (ppm) La Ce Pr Nd Sm Eu Gd Tb Dy Ho Er Tm Yb Lu 40 35 30 25 20 15 10 5 0 Homogeneous and consistent grade distribution simplifies project development Key Takeaways Testing Results Note: For illustrative purposes only; actual boundaries may vary. The Qualified Person as defined by NI 43 - 101 is Norman Chow, P. Eng., a consultant for Tactical Resources who has reviewed and approved, the technical metallurgical information in this presentation. The Qualified Person as defined by NI 43 - 101 is Roy Eccles, P. Geo, a consultant for Tactical Resources who has reviewed and approved, the technical geological information in this presentation.

Sample Characterization REEs Hosting and Deportment Bench - Scale Leach Testing Fine Particle REEs and Li Extraction Bulk - Scale Leach Testing Coarse Particle REEs and Li Extraction Permeability Testing Hydraulic Conductivity and Geotechnical Desktop Benchmarking and Scoping Study Potential Key Value - Add Pathways Initial Property Work Plan and Integrated Technical Studies 31 Q1 2025 Target Completion Metallurgical test work currently in progress

Valuation Benchmarking - EV/Resource 32 WA1 Resources has not released a Rare Earth Element Resource Estimate Source: Company presentations and reports, Bloomberg as of 11/05/2024. Developers Producers $1,341 $1,077 $668 $538 $140 $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $753 Average EV (US$) / Resource (Tonnes TREO) Multiple

Risk Factors This section summarizes certain of the risks that could affect the operations of the Company, Pubco or Tactical and is not exhaustive. The risks described below and the more extensive lists of risk factors set forth in the sections entitled “Risk Factors” in the Company’s Annual Report and in those documents that the Company, Pubco and Tactical will file with the SEC and the CSA are not the only ones that the Company, Pubco and Tactical face. Additional risks may arise or become material subsequent to the date of this Presentation. These risks, either individuals or simultaneously, could significantly affect the Company’s, Pubco’s or Tactical’s business, operational and financial results and the price of their respective securities. Risks Related to the Business Combination • Events, changes and circumstances which are or may be beyond the control of the Company, Pubco or Tactical may give rise to the termination of negotiations and definitive written agreements related to the Business Combination. • The consummation of the Business Combination is expected to be subject to a number of conditions, some of which will be beyond the control of the Company, Pubco and Tactical, including the approval of shareholders of the Company and Tactical. If those conditions are not met or waived, the Business Combination may not occur. • Tactical’s operations may be restricted during the pendency of the Business Combination pursuant to terms of the definitive written agreement providing for the Business Combination. • Some of the Company’s executive officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to investors’ interests or in determining whether Tactical is an appropriate target for the Company’s initial business combination. • If the Company seeks shareholder approval of the Business Combination, its sponsor and members of its management team have agreed to vote in favor of such Business Combination, regardless of how its public shareholders vote. • Both the Company and Tactical will incur significant transaction costs in connection with the Business Combination. • There can be no assurance as to the timing of the commencement or completion of the SEC review of the Registration Statement relating to the Business Combination, or any other regulatory filings, which in turn will determine the timing of the closing of the Business Combination. • Securities of companies formed through business combinations, such as the Business Combination with Pubco, may experience a material decline in price. • If the Company is deemed to be an investment company for purposes of the Investment Company Act, it would be required to institute burdensome compliance requirements and its activities would be severely restricted and, as a result, it may be required to wind up, redeem and liquidate. • The Company may not be able to complete the Business Combination or any other business combination within the prescribed timeframe, in which case the Company would cease all operations, except for the purpose of winding up, and the Company would redeem the Company’s Class A ordinary shares and liquidate. • The announcement of the Business Combination could disrupt Tactical’s relationships with its suppliers, business partners and others, as well as its operating results and business generally. • Changes in laws or regulations, or a failure to comply with any laws or regulations, may adversely affect the Company’s or Tactical’s business, including their respective ability to complete the Business Combination. Risks Related to Ownership of Pubco’s Common Shares • Following the closing of the Business Combination, an active trading market for Pubco’s common shares may not be available on a consistent basis to provide shareholders with adequate liquidity and may lead to significant volatility in the share price of Pubco’s common shares. • Concentration of ownership of Pubco’s common shares among executive officers and directors of the Company and Tactical and their affiliates may prevent new investors from influencing significant corporate decisions. • Pubco’s issuance of additional shares in connection with financings, acquisitions, investments, incentives plans or otherwise will dilute all Pubco shareholders. Risks Related to Redemptions • There is no guarantee that the decision of the Company’s shareholders to redeem their Class A ordinary shares for a pro rata portion of the Company’s trust account will economically benefit the shareholder. • Failure to comply with redemption requirements could prevent a shareholder of the Company from redeeming their Class A ordinary shares for a pro rata portion of the Company’s trust account. • If third parties bring claims against the Company, the proceeds held in the Company’s trust account could be reduced and the per - share redemption amount to be received by redeeming Company shareholders may be less than $10.00 per public share. Risks Related to Tactical’s Business and Industry • Tactical has a limited operating history, and there can be no assurance that Tactical will be able to commercially develop its project at the Sierra Balance Quarry located in Hudspeth County, Texas (the “Peak Project”) or other projects or achieve profitability in the future. • Exploration and development have not commenced at the Peak Project. Once exploration and development begin, there is no assurance that Tactical will be able to generate a profit. If Tactical is unable to generate a profit, it may have to cease operations. • The actual amount of capital required for the commissioning and ramp - up of the Peak Project may vary materially from Tactical’s current estimates, in which case Tactical may need to raise additional funds, which could delay the Peak Project and have a material adverse effect on its business, financial condition and results of operations. 33

Risk Factors • Tactical’s business may be adversely affected if it is unable to secure additional funds to finance future exploration and development work. • Tactical may be adversely affected by fluctuations in demand for, and prices of, rare earth elements (“REEs”). • The success of Tactical’s business will depend, in part, on the growth of existing and emerging uses for REEs in products. • An increase in the global supply of REEs products, dumping, predatory pricing and other tactics designed to inhibit Tactical’s further downstream integration by its competitors may materially adversely affect Tactical’s profitability. • Tactical’s ability to generate revenue will be diminished if it is unable to compete with substitutions for the REEs that it mines . • Estimates of ore resources and reserves may vary . The volume of material reported is based on the geological, commercial and technical information available at the date of reporting and is, by its nature, incomplete . As new information comes to light, the economic viability of some ore reserves and mine plans may be reassessed with material impacts (positive or negative) . • Tactical is subject to a number of operational risks, including power outages or shortages affecting the Peak Project ; increasing costs or limited access to raw materials ; disruptions in transportation or other services ; access to water ; uncertainty in our estimates of REEs ; labor matters/labor relations ; cybersecurity breaches ; and/or environmental, social and governance matters . • An increase in prices of water supplies could negatively affect Tactical’s future operating costs, financial condition, and ability to develop and operate a mine. • Tactical depends on key personnel for the success of its business. The loss of key personnel or the hiring of ineffective personnel could negatively impact Tactical’s operations and profitability. • Tactical’s profitability could be adversely affected if it fails to maintain satisfactory labor relations. • A shortage of skilled personnel may further increase operating costs, which could have a material adverse effect on Tactical’s results of operations. • Because of the dangers involved in the mining of minerals, there is a risk that Tactical may incur liability or damages as it conducts its business. • Tactical operates in a highly competitive industry, and industry consolidation may result in further increased competition. • Tactical may not be able to convert commercial discussions with customers for the sale of REEs products into contracts, which could have a material adverse effect on its business, financial condition and results of operations. • Tactical will need to process REEs to exacting specifications in order to provide customers with a consistently high quality product. An inability to perfect the REEs extraction processes to meet customer specifications could have a material adverse effect on Tactical’s business, financial condition and results of operations. • Tactical is subject to costs and risk associated with a complex regulatory, compliance and legal environment and may be adversely affected by changes in laws, industry standards and regulatory requirements. • Tactical’s resource development activities are subject to changes in government regulations and political climates, including with respect to required permits. • Tactical may be exposed to certain regulatory and financial risks related to climate change. • Social and environmental activism may negatively impact Tactical’s exploration and development activities. • Tactical will diligently investigate all title matters concerning the ownership of all mining claims and plans to do so for all new claims and rights to be acquired but may be affected by undetected defects in title and other third - party claims affecting its interests. • Tactical’s facilities or operations could be adversely affected by events outside of its control, such as natural disasters, wars, health epidemics or pandemics. • Currency fluctuations may result in unanticipated losses and could have a material adverse effect on Tactical’s business, financial condition and results of operations. • Tactical is dependent upon information technology systems, which are subject to cyber threats, disruption, damage and failure. 34